UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

RedHill Biopharma Ltd.

(Name of Issuer)

Ordinary Shares, NIS 0.01 par value per share

(Title of Class of Securities)

M8208M118

(CUSIP Number)

October 17, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Cosmo Pharmaceuticals N.V.
2.	CHECK THE APPROPRIATE BOX IF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 69,000,010*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 69,000,010*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,000,010*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.2%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*The Reporting Persons beneficially own 6,900,001 American Depositary Shares (“ADSs”) representing 69,000,010 Ordinary Shares. Ownership information is as of the close of business on March 4, 2022, the business day before the date of filing of this Schedule 13G.

1.	NAMES OF REPORTING PERSONS Cosmo Technologies Ltd.
2.	CHECK THE APPROPRIATE BOX IF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 69,000,010*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 69,000,010*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,000,010*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.2%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* The Reporting Persons beneficially own 6,900,001 ADSs representing 69,000,010 Ordinary Shares. Ownership information is as of the close of business on March 4, 2022, the business day before the date of filing of this Schedule 13G.

Item 1.

(a)	Name of Issuer:	RedHill Biopharma Ltd.

(b)	Address of Issuer’s Principal Executive Offices:	21 Ha’arba’a Street Tel Aviv 6473921 Israel

Item 2.

(a)	Name of Person Filing:	This statement is filed by (i) Cosmo Pharmaceuticals N.V. (“Cosmo Pharmaceuticals”) and (ii) Cosmo Technologies Ltd (“Cosmo Technologies”). The foregoing are collectively referred to herein as the “Reporting Persons.”

Cosmo Technologies is a wholly owned subsidiary of Cosmo Pharmaceuticals.

(b)	Address of Principal Business Office or, if none, Residence:	The principal office of each of Cosmo Pharmaceuticals and Cosmo Technologies is Riverside II, Sir John Rogerson’s Quay, Dublin 2, Ireland.

(c)	Citizenship:	Cosmo Pharmaceuticals is a Dutch company. Cosmo Technologies is an Irish company.

(d)	Title of Class of Securities:	Common Stock, par value $0.0001 per share

(e)	CUSIP Number:	The CUSIP Number of the Ordinary Shares is M8208M118. The CUSIP Number of the related ADSs is 757468103.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _____

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:	69,000,010 for all Reporting Persons

(b) Percent of class:	13.2% for all Reporting Persons

The percentages of beneficial ownership contained herein are based on 524,016,034 Ordinary Shares outstanding as of November 18, 2021, based on the Issuer’s Prospectus Supplement dated November 18, 2021 filed with the SEC on November 22, 2021.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:	0 for all Reporting Persons
(ii) Shared power to vote or to direct the vote:	69,000,010 for all Reporting Persons
(iii) Sole power to dispose or to direct the disposition of:	0 for all Reporting Persons
(iv) Shared power to dispose or to direct the disposition of:	69,000,010 for all Reporting Persons

The inclusion of the Reporting Persons and such securities in this report shall not be deemed an admission of beneficial ownership by the Reporting Persons for the purposes of Section 13(d) or 13(g) of the Act, or for any other purposes.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ ..

Items	6 – 9 Not Applicable

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 230.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2022

Cosmo Pharmaceuticals N.V.

By:	/s/Alessandro Della Chà
Name: Alessandro Della Chà
Title: CEO
Cosmo Technologies Ltd.

By:	/s/ Niall Donnelly
Name: Niall Donnelly
Title: Director

EXHIBIT 1

JOINT FILING AGREEMENT

RedHill Biopharma Ltd.

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and between them to the joint filing on behalf of them of the Statement on Schedule 13G and any and all further amendments thereto, with respect to the securities of the above referenced issuer, and that this Agreement be included as an Exhibit to such filing. This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of March 7, 2022.

Cosmo Pharmaceuticals N.V.

By:	/s/ Alessandro Della Chà
Name: Alessandro Della Chà
Title: CEO
Cosmo Technologies Ltd.

By:	/s/ Niall Donnelly
Name: Niall Donnelly
Title: Director